

August 2, 2012

Via E-mail
Roger R. Hopkins
Chief Accounting Officer
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, TN 37129

      Re: **National Health Investors, Inc.**
                Form 10-K for fiscal year ended December 31, 2011
                Filed February 15, 2012
                File No. 1-10822

Dear Mr. Hopkins:

We have reviewed your response dated July 23, 2012 and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

General

1.   We note your response to comment 2 of our letter dated July 9, 2012. Please confirm that you will identify any material changes in tenant credit quality in future Exchange Act periodic reports.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Investment in Preferred Stock, at Cost, page 56

2.   We have reviewed your response to our previous comment number 8. Please provide additional information as to why management has determined that this security meets the

Roger R. Hopkins
National Health Investors, Inc.
August 2, 2012
Page 2

scope exception in 320-10-15-5a. In addition, please tell us specifically why management deems that determining the fair value of the security is not practical, including any specific feature or characteristic of the security that would hinder determining the fair value. Within your response, please ensure that you address what effect, if any, the fair value of LTC's common stock has on your analysis given the fixed conversion rate.

Form 10-Q for period ended March 31, 2012

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 8

Note 2. Real Estate, page 9

Planned or Completed Dispositions of Certain Real Estate, page 54

3.   We note your response to prior comment 11. It is unclear how you have determined that you will transfer all of the risks and rewards of ownership of the properties to the buyer given that you have committed to finance up to $8 million of the purchase. Please tell us how you will determine the adequacy of the buyer's initial investment to demonstrate their commitment to pay for the property and therefore plan to qualify as a final sale. Refer to ASC 360-20-40-18. Further, please tell us whether your commitment is subject to future subordination.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor at 202.551.3758 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief